UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HOSTESS BRANDS, INC.

(Name of Subject Company)

HOSTESS BRANDS, INC.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44109J106

(CUSIP Number of Class of Securities)

Jolyn J. Sebree

Senior Vice President, General Counsel and Secretary

Hostess Brands, Inc.

7905 Quivira Road

Lenexa, Kansas 66215

(816) 701-4600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Howard Kenny

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

Telephone: (212) 309-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on October 10, 2023, as amended by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on October 24, 2023 and Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on October 30, 2023 (as it may be further amended and supplemented from time to time, the “Schedule 14D-9”), and relates to the exchange offer by SSF Holdings, Inc., a Delaware corporation (“Purchaser”) and a direct, wholly owned subsidiary of The J. M. Smucker Company, an Ohio corporation (“Smucker”), to purchase all of the issued and outstanding shares of Class A common stock, par value $0.0001 per share (the “Company Common Stock”), of Hostess Brands, Inc. (referred to herein as the “Company,” “Hostess Brands,” “we,” “us,” and “our”).

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended and/or supplemented to the extent specifically provided herein.

For clarity, new text is highlighted with bold, underlined text and deleted text is highlighted with ~~crossed out text~~.

Item 2.	Identity and Background of Filing Person

The following language is added to or deleted from (as applicable) the third and fourth sentences of the sixth paragraph (which begins on page 2) of subsection “(b) Exchange Offer” of Item 2 of the Schedule 14D-9:

“The Offer was initially scheduled to expire at ~~will expire at the Expiration Date. The term “Expiration Date” means~~ one minute past 11:59 P.M., Eastern Time, on November 6, 2023. On November 7, 2023, Purchaser extended the expiration of the Offer until 12:00 Noon, Eastern Time, on November 7, 2023 (the “Expiration Date”, unless the expiration of the Offer is extended to a subsequent date and time in accordance with the terms of the Merger Agreement, in which case the term “Expiration Date” means such subsequent time and date).”

Item 8.	Additional Information

The following language is added to or deleted from (as applicable) the second bullet point of the third paragraph (which is on page 60) of subsection “(g) Where You Can Find More Information” of Item 8 of the Schedule 14D-9:

“•

Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, ~~and~~ June 30, 2023, and September 30, 2023, as filed with the SEC on May 9, 2023, ~~and~~ August 8, 2023, and November 7, 2023, respectively;”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit to the Exhibit Index (which begins on page 61):

“(a)(5)(S)	Press Release issued by The J. M. Smucker Company, dated November 7, 2023 (incorporated by reference to Exhibit (a)(5)(K) to the Schedule TO).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2023	Hostess Brands, Inc.

	By:	/s/ Andrew P. Callahan
Name: Andrew P. Callahan
Title: President and Chief Executive officer